

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 12, 2022

Johann Tse
Chief Executive Officer
Broad Capital Acquisition Corp
5345 Annabel Lane
Plano, TX 75093

> **Re: Broad Capital Acquisition Corp**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed March 31, 2022**
> **File No. 001-41212**

Dear Johann Tse:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Real Estate & Construction

cc: Debbie Klis, Esq.